FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the period ended January 9, 2003

                         Coolbrands International, Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F |_|             Form 40-F |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|             No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________


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      Materials relating to Registrant and filed pursuant to this Form 6-K include a press release relating to Coolbrands' First Quarterly Report for the period ending November 30, 2002.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 COOLBRANDS INTERNATIONAL, INC.

Date:  January 9, 2003                           By /s/ Aaron Seruya
                                                   ----------------------------
                                                 Name:  Aaron Serruya
                                                 Title: Executive Vice President


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                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: January 9, 2003

                      COOLBRANDS INTERNATIONAL INC. REPORTS
                  RECORD INCREASES IN REVENUES AND NET EARNINGS
                        FOR FIRST QUARTER OF FISCAL 2003

CoolBrands International Inc. (TSX: COB.A) announced today that net earnings for the first quarter were $2,723,000 ($0.05 net earnings per share basic and diluted) as compared with net earnings of $1,411,000 ($0.03 net earnings per share basic and diluted) for the same quarter last year, an increase of $1,312,000 or 93% on a 37.4% increase in revenues. Revenues for the quarter ended November 30, 2002 were $64,299,000 as compared with $46,787,000 for the quarter ended November 30, 2001, an increase of $17,512,000.

Earnings before income taxes were $4,392,000 as compared with earnings before income taxes of $2,179,000 for the same quarter last year. Earnings before income tax for the first quarter of 2003 reflect an increase of $2,213,000, or 101.6%, over the same quarter of the prior year. EBITDA for the first quarter increased to $6,222,000 from $3,950,000 during the same quarter last year, an increase of $2,272,000, or 57.5%.

Revenues increased due to an increase in sales of $17,369,000, or 38.0%, to $63,062,000 as compared with $45,693,000 for the same quarter of fiscal 2002. This increase was primarily due to increased prepackaged consumer products sales.

      Operating results for the quarter reflect an increase in gross profit dollars of $6,295,000, primarily due to the increase in sales. Gross profit margin as a percentage of sales was relatively unchanged at 37.3% as compared with 37.6% for the same quarter last year. Selling, general and administrative expenses increased by $4,442,000, due primarily to increased expenses associated with the increased sales activity, but declined to 30.8% as a percentage of revenues as compared with 32.8% of revenues for the first quarter of 2002.

      Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated "The Company's strong performance during our first fiscal quarter of 2003 is consistent with the growth trends for both revenues and earnings that CoolBrands has consistently delivered for the past two fiscal years. These trends reflect the vitality of our brands in the marketplace, and management's commitment to maximize profitability while increasing our share of market."


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CoolBrands International Inc.
Consolidated Balance Sheets
As at November 30 and August 31, 2002

--------------------------------------------------------------------------------
(in thousands of dollars)                                November 30, August 31,
                                                                2002       2002
                                                          (Unaudited)
                                                                   $          $
Assets
Current Assets:
  Cash and short term investments                             45,951      47,086
  Receivables                                                 33,932      43,001
  Receivables - affiliates                                     2,601       3,792
  Inventories                                                 29,658      25,361
  Prepaid income taxes                                           215
  Prepaid expenses                                             4,106       6,752
  Asset held for sale                                          3,446       3,432
  Future income taxes                                          2,842       2,415
                                                             -------     -------
                    Total current assets                     122,751     131,839

Future income taxes                                            3,391       3,433
Property, plant and equipment                                 20,181      19,710
License agreements                                            13,221      13,438
Intangible and other assets                                    7,136       7,332
Goodwill                                                     108,231     107,910
                                                             -------     -------
                                                             274,911     283,662
                                                             =======     =======

            Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable                                            25,601      24,399
  Payables - affiliates                                          852         978
  Accrued liabilities                                         29,426      32,880
  Income taxes payable                                                     7,347
  Future income taxes                                          1,671       2,566
  Current maturities of long-term debt                         6,407       6,315
                                                             -------     -------
Total current liabilities                                     63,957      74,485

                       Long-term debt                         27,821      29,279
Other liabilities                                              5,353       5,240
Future income taxes                                            4,057       3,950
                                                             -------     -------
Total liabilities                                            101,188     112,954
                                                             -------     -------

                       Capital stock                         122,262     122,378
Cumulative translation adjustment                              6,093       5,685
Retained earnings                                             45,368      42,645
                                                             -------     -------
                 Total shareholders' equity                  173,723     170,708
                                                             -------     -------
                                                             274,911     283,662
                                                             =======     =======

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CoolBrands International Inc.
Consolidated Statements of Earnings For the Three Months
Ended November 30, 2002 and 2001

--------------------------------------------------------------------------------
(Unaudited)

(in thousands of dollars, except share data)      November 30,     November 30,
                                                         2002             2001
                                                            $                $
Revenues:
Sales                                                   63,062         45,693
Franchising and licensing revenues:
  Royalty income                                           696            649
  Franchise and license fees                               346            122
Net rental and other income                                195            323
                                                        ------         ------
Total revenues                                          64,299         46,787
                                                        ------         ------

Operating expenses:
  Cost of goods sold                                    39,563         28,489
  Selling, general and administrative expenses          19,796         15,354
  Interest expense                                         548            765
                                                        ------         ------
                     Total operating expenses           59,907         44,608
                                                        ------         ------
                   Earnings before income taxes          4,392          2,179
Provision for income taxes                               1,669            768
                                                        ------         ------
                           Net earnings                  2,723          1,411
                                                        ======         ======

Earnings per share:
  Basic and diluted                                       0.05           0.03
                                                        ======         ======

Weighted average shares outstanding:
  Shares used in per share calculation - basic          51,714         45,888
  Shares used in per share calculation - diluted        53,300         47,371


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CoolBrands International Inc.
      Summary Financial Data (in thousands of dollars, except share data):

                                                              Three Months Ended
                                                       November 30,
                                                              2002         2001
                                                             ------       ------
                                                                  $            $
Revenues                                                     64,299       46,787
Earnings before income taxes                                  4,392        2,179
Provision for income taxes                                    1,669          768
                                                             ------       ------
Net earnings                                                  2,723        1,411
                                                             ======       ======

Basic and diluted earnings per share:                           .05         0.03

EBITDA                                                        6,222        3,950
Depreciation and amortization                                 1,282        1,006
Interest expense                                                548          765

Weighted average number of shares outstanding:
  Shares used in per share calculation - basic               51,714       45,888
  Shares used in per share calculation - diluted             53,300       47,371

CoolBrands markets Eskimo Pie(R), Chipwich(R) and Fruit-A-Freeze(R) branded frozen novelties and frozen dessert products. Eskimo Pie(R) created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie(R) remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana(R), Welch's(R), Weight Watchers(R) Smart Ones(R), Betty Crocker(R), Trix(R), Yoplait(R), Colombo(R) and Yoo Hoo(R) brand names pursuant to long-term licensing agreements. In addition, CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Swensen's(R), Golden Swirl(R), Ice Cream Churn(R), and Java Coast(R) Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.